JINZANGHUANG TIBET PHARMACEUTICALS, INC.
Harborside Financial Center, 2500 Plaza V
Jersey City, NJ 07311

August 16, 2011
VIA EDGAR
Tia Jenkins
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	Jinzanghuang Tibet Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 28, 2010
File No. 000-53254

Dear Ms. Jenkins:

I am writing in response to your letters dated June 30, 2011 and August 2, 2011.  I apologize for the delay in responding.  The mail service at our Jersey City office failed to deliver your letters to us until yesterday.  Therefore, we will require additional time to provide complete responses.  We expect to file our responses on EDGAR no later than August 30, 2011.

In the future, it will facilitate our communications if you send correspondence and/or make phone calls to our executive offices and to our U.S. securities counsel.  The contact information is:

Headquarters:

Attn: Ms. Xu Aihua, Assistant to the Chairman.

Phone: 011-86-13869268481
email: xuaihua668481@163.com

Counsel:

Robert Brantl, Esq.

Phone: 914-693-3026
email: robertbrantl@earthlink.net

Sincerely,

/s/ Xue Bangyi
Xue Bangyi
Chief Executive Officer